SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M   6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: World-leading Bio-banking Repository Selects STARLIMS; Dated February 7, 2008

ITEM 1

World-leading Bio-banking Repository Selects STARLIMS

HOLLYWOOD, Fla., February 6, 2008 – STARLIMS Technologies Ltd. (NASDAQ: LIMS), a leading provider of laboratory information management systems (LIMS), today announced that its STARLIMS Version 10 software was selected in September 2007 by Rutgers University Cell and DNA Repository (RUCDR). The entirely web-based STARLIMS system will enable hundreds of research sites to obtain bio-banking data in real time, using a standard web browser.

World-leading Repository Serves over 500 Research Sites Worldwide

RUCDR is the largest university-based cell and DNA repository in the world. RUCDR has been designated as the Center for Collaborative Genetic Studies for the National Institute of Mental Health (NIMH), the Genetics Repository for the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK), the Center for Genetic Studies for the National Institute on Drug Abuse (NIDA) and the National Cell Repository for the Collaborative on the Genetics of Alcoholism funded by the National Institute on Alcohol Abuse and Alcoholism (NIAAA). In addition, RUCDR collaborates with many other federal, state and private research organizations, serving over 500 research sites worldwide.

Streamlined Sample Tracking and Web-based Information Access

“RUCDR has consistently been at the frontier of new technologies, and leveraging the web to facilitate remote collaboration in the research community is an enormous step forward in the bio-banking sector,” said Jeff Ferguson, COO of STARLIMS.

STARLIMS solutions for bio-sample repositories automate molecular based testing workflows, streamlining sample tracking and management. At the same time, STARLIMS puts lab information resources on a single globally accessible web platform. Bio-repositories such as RUCDR can give authorized researchers real-time data access to a searchable database of annotated specimen information, maximizing the value of the stored samples.

Cutting-edge Technology Supports Rapid Growth

“RUCDR experienced a ten-fold increase in sample acquisition in the years 1998-2004, and has continued growing steadily since then. To grow at such rates, while continuing to provide the highest levels of sample quality, technical consultation and logistical support, we must consistently choose the most advanced technologies,” said Dr. Jay A Tischfield, Scientific Director of RUCDR. “Implementing STARLIMS’s web-based software is part of our long-term vision of providing timely information to all our project sites, and doing everything in our power to promote collaboration in the research community.”

About RUCDR

Located on the Busch Campus of Rutgers University, Piscataway, New Jersey, the Rutgers University Cell and DNA Repository (RUCDR) is the largest university-based repository in the world. RUCDR plays a key role in research aimed at understanding the genetic causes of common, complex diseases. RUCDR activities will enable gene discovery leading to diagnoses, treatments and, eventually, cures for these diseases. RUCDR assists researchers throughout the world by providing the highest quality biomaterials, technical consultation, and logistical support. Please see http://www.rucdr.org/index.html for more information.

About STARLIMS

STARLIMS Technologies Ltd. (NASDAQ: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. Please see www.starlims.com for more information.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: February 7, 2008